UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development

Date:	July 31, 2023

AENZA

Consolidated Results Report
2Q 2023
July 31, 2023

This management discussion and analysis (MD&A) should be used in combination with the financial statements for the second quarter 2023 (2Q 2023).

The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados

Financial results include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit.

Strategy

Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.

Our strategy for the next years is to focus on the following initiatives:

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures.*

Relevant Information

- *On May 9, 2023, INDECOPI notified Cumbra Perú S.A. and UNNA Transporte S.A.C. the end of the administrative sanctioning procedure for alleged horizontal collusive practice in the form of concerted distribution of suppliers in the market of hiring workers in the construction sector. Likewise, the Subsidiaries are complying with their commitment to maintain a compliance program, supervised by INDECOPI.*

- *On June 12, 2023, the Ordinary Shareholders' Meeting was held, where the Dividend Policy, Annual Report, the Annual Corporate Governance Report, the Sustainability Report and the Audited Separate and Consolidated Financial Statements for the 2022 fiscal year were approved.*

- *On May 16, 2023, Form 20-F was filed to the U.S. Securities and Exchange Commission ("SEC") containing the company's annual report for the fiscal year ended December 31, 2022.*

Executive Summary

As of 2Q2023, our projects are developing in a normalized manner. In the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and the Line 1 of the Lima Metro, operating at 100% capacity, recovered pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022. Finally, the backlog of the Engineering & Construction and Real Estate businesses represents a solid base for future revenues.

	Subsidiaries	% Revenues from AENZA (Consolidated)	Adj. EBITDA Margin	Type of Service	Term	% AENZA
Infrastructure	Norvial	5.1%	58.0%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
	Survial	0.9%	-0.4%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
	Canchaque	0.4%	7.5%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
	UNNA Transporte	6.5%	1.0%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
	Línea 1	10.1%	45.9%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
	La Chira	0.1%	40.0%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	15.4%	32.4%	95% (consolidated)		
	Upstream Services	10.3%	28.4%	Block III	2015-2045	100.00%
				Block IV	2015-2045	
				Block V	1993-2023	
	Natural Gas Plant	1.9%	41.9%	Gas Processing Plant owned by UNNA Energia since 2006		
	Storage and Distribution	2.2%	33.7%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Real Estate	Viva	4.7%	35.4%	Real estate development company	-	99.54% (ii)
Engineering & Construction	Cumbra Perú	24.7%	-10.6%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	99.39%
	Vial y Vives	17.3%	-1.3%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	94.49%
	Morelco	9.5%	12.8%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
	Cumbra Ingeniería	4.9%	3.2%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Note: *The Consolidated Results Report presents the accumulated figures as of 2Q2022 and 2Q2023. References made to "2Q2022", "2Q2023" and "Second Quarter" are made to the period of six months from January 01 to June 30 of the corresponding year.*

2Q 2023 Financial Highlights

- ✓ *The Group achieved Revenues of* ***S/ 1,887 MM*** *during 2Q2023, 7.8% lower than the result obtained in 2Q2022*
- ✓ *Gross Profit amounted to* ***S/ 215 MM*** *in 2Q2023, a 19.0% decrease compared to 2Q2022*
- ✓ *Consolidated Adjusted EBITDA was* ***S/ 265 MM*** *in 2Q2023, 9.1% lower than the result obtained in 2Q2022*
- ✓ *A Net Loss of* ***S/ 23 MM*** *was registered in 2Q2023, 48.3% higher than the loss obtained in 2Q2022*
- ✓ *Backlog amounted to* ***US$ 1,290 MM*** *as of 2Q2023 and the recurrent businesses amounted to* ***US$ 927 MM,*** *reaching a total of* ***US$ 2,217 MM*** *Backlog plus recurrent businesses, equivalent to* ***1.95x*** *the annual revenues*

QUARTERLY REVENUES (S/ MM)


1,128
1,098
1,259
850
1,037
2Q 22
3Q 22
4Q 22
1Q 23
2Q 23

QUARTERLY ADJUSTED EBITDA (S/ MM)


233
125
154
129
136
2Q 22
3Q 22
4Q 22
1Q 23
2Q 23

REVENUES BY SEGMENT as of 2Q2023


5%
15%
23%
57%
0%
10%
20%
30%
40%
50%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

GROSS PROFIT BY SEGMENT as of 2Q2023


18%
21%
51%
10%
0%
10%
20%
30%
40%
50%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

ADJUSTED EBITDA BY SEGMENT as of 2Q2023


13%
39%
60%
-11%
-20%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

Consolidated Results

Revenues
Revenues at the end of 2Q2023 reached S/ 1,887.1 MM, 7.8% lower than the figure reported at the end of 2Q2022. In the Energy area, revenues increased due to higher oil production in the Upstream business. In the Infrastructure area, the increase is mainly explained by higher maintenance execution in UNNA Transporte and higher revenues from tariff indexation in Line 1. This was offset by lower production volume in projects under execution in the Engineering and Construction area.

Income Statement (Thousands of S/)	2Q2022	2Q2023	Var %
Revenues	2,047,597	1,887,059	-7.8%
GROSS PROFIT	**265,575**	**215,208**	**-19.0%**
Administrative expenses	(95,609)	(102,923)	7.6%
Other income and expenses, net	(3,424)	1,001	-129.2%
OPERATIONAL INCOME	**166,542**	**113,286**	**-32.0%**
Financial (expense) income, net	(140,746)	(52,489)	-62.7%
Participation in Associates	1,069	1,656	54.9%
Exchange rate difference	4,303	12,379	187.7%
PROFIT BEFORE INCOME TAX	**31,168**	**74,832**	**140.1%**
Income tax	(21,168)	(72,413)	242.1%
Non-controlling interest	(25,213)	(24,981)	0.9%
NET INCOME	**(15,213)**	**(22,562)**	**-48.3%**
EBITDA	**252,530**	**225,377**	**-10.8%**
Adjusted EBITDA	**291,348**	**264,948**	**-9.1%**

Financial Ratios	2Q2022	2Q2023
Gross Margin	13.0%	11.4%
Operating Margin	8.1%	6.0%
Net Margin	-0.7%	-1.2%
EBITDA Margin	14.2%	14.0%
Financial Liabilities	1,784,980	1,756,878

Balance Sheet (Thousands S/)	2Q2022	2Q2023
Current Assets	2,872,575	2,804,821
Non Current Assets	3,092,762	3,201,518
Total Assets	**5,965,337**	**6,006,339**
Current Liabilities	2,057,572	2,768,231
Non Current Liabilities	2,141,600	1,941,055
Total Liabilities	**4,199,172**	**4,709,286**
Equity	1,513,256	1,048,159
Minority Interests	252,909	248,894
Total Equity	**1,766,165**	**1,297,053**
Total Liabilities and Equity	**5,965,337**	**6,006,339**

Gross Profit
Consolidated Gross Profit decreased 19.0% in 2Q2023, mainly due to the Engineering and Construction area as a result of the lower profit recorded in the Quellaveco project in Peru and in the Quebrada Blanca project in Chile. Also, adjustments were made to the methodology of revenue recognition and associated costs, which had a negative effect in 2Q2023. Additionally, the reduction in gross profit is explained in Infrastructure by higher operating costs in Line 1 and Norvial related to higher maintenance and in UNNA Energy by the increase in maintenance expenses related to the El Niño Phenomenon in the Upstream business. This was partially offset in Viva by higher margins related to the sale of lots in Almonte and higher affordable housing deliveries in the Los Parques de Comas project.

Operational Income
Administrative Expenses increased by 7.6% in 2Q2023, reaching 5.5% of sales compared to 4.7% of sales at the end of 2Q2022. The main increase resulted from the Real Estate Business due to higher transaction costs from the sale of lots in Almonte.

Other Operating Income and Expenses in 2Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/ 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/ 1.5 MM, offset by income in Holding for S/ 3.3 MM related to the refund of an insurance policy and the recovery of provisions. In 2Q2022, the sale of machinery and equipment was recorded at lower book value in the Engineering and Construction area.

As a result, Operating Income decreased 32.0% in 2Q2023 compared to 2Q2022, with a margin of 6.0% in 2Q2023 vs. 8.1% in 2Q2022.

Financial Expenses
In 2Q2023, net Financial Expenses decreased by 62.7% vs. 2Q2022, mainly due to interest payments related to the Convertible Bond.

The dollar went from 3.83 in 2Q2022 to 3.633 in 2Q2023. Considering the net position of assets and liabilities in dollars, a positive impact on the exchange difference is generated.

Net income
Consolidated Net Loss in 2Q2023 was S/ 22.6 MM. The net margin went from –1.2% in 2Q2022 to –0.7% in 2Q2023.

EBITDA
Adjusted EBITDA in 2Q2023 decreased 9.1% compared to 2Q2022, going from S/ 291.3 MM to S/ 264.9 MM.

Further details on the variations in figures are described in each of the business areas shown next.

CAPEX

As of 2Q2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 93.7% of the Infrastructure CAPEX corresponds to Line 1, mainly related to maintenance, infrastructure and rolling stock spare parts.

As of 2Q2022, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells. In relation to Infrastructure CAPEX, 81% corresponds to Line 1 of the Lima Metro.

CAPEX (Thousands of US$)	2Q2022	2Q2023	Var %
Infrastructure	4,591	12,386	169.8%
Energy	13,510	25,604	89.5%
Engineering & Construction	3,218	-1,137	-135.3%
Real Estate	-	-	-
Holding	-	-	-
Consolidated	**21,319**	**36,853**	**72.9%**

Consolidated Results

<u>Backlog</u>

Consolidated Backlog (US$ 1,290 MM) plus the Recurrent Businesses (US$ 927 MM) amounted to a total backlog of US$ 2,217 MM as of 2Q2023, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.95 years.

From the total Backlog registered at the end of 2Q2023, US$ 504.0 MM will be executed during 2023, US$ 518.7 MM during 2024 and US$ 267.4 MM during 2025. From the recurrent businesses US$ 116.0 MM in 2023, US$ 318.9 MM during 2024 and US$ 492.3 MM in 2025.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

For further details on the backlog, please go to the appendix page.

Consolidated Backlog (US$ MM)


1,953
1,928
2,253
2,305
2,217
2,500
2,000
1,500
1,000
500
0
2.50
2.00
1.50
1.00
0.50
0.00
1.75
1.65
1.95
2.04
1.95
816
809
859
905
927
1,137
1,119
1,395
1,400
1,290
2Q22
3Q22
4Q22
1Q23
2Q23
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
2Q2022 vs 2Q2023


Engineering & Construction 33%
Energy 31%
Real Estate 3%
Infrastructure 34%
Engineering & Construction 34%
Energy 30%
Real Estate 2%
Infrastructure 34%

Backlog by Sector
2Q2022 vs 2Q2023


Others, 1.4%
Mining Projects, 11%
Transport, 45%
Oil and Gas, 40%
Water and Sewage, 0.2%
Real Estate, 3%
Others 0.1%
Mining Projects 9%
Transport 45%
Oil and Gas 44%
Real Estate 2%
Water and Sewage 0.1%

Backlog by Type of Client
2Q2022 vs 2Q2023


Concessions 57%
Private 42%
Public 2%
Concessions 58%
Private 31%
Public 11%

Backlog by Geography
2Q2022 vs 2Q2023


Chile 3%
Colombia 6%
Peru 91%
Colombia 11%
Chile 2%
Peru 87%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 2Q2023 amounted to US$ 483.6 MM (S/ 1,756.9 MM). Debt at the end of 2Q2023 increased 5.4% compared to the end of 2022, mainly due to the subscription of the loan between our subsidiary Viva and the IDB and the debt related to the Chavimochic project in Holding.

Of the total Financial Debt, US$ 36.5 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 256.9 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. US$ 8.0 million correspond to the debt derived from the performance bond granted to secure Concesionaria Chavimochic's obligations under the concession contract, which was executed by the Peruvian State by virtue of the arbitration ruling issued in October 2022, which declared the caducity of the concession. Likewise, US$ 123.0 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 42.5 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 16.8 MM correspond to leasings under IFRS 16.

Debt by Business Unit


Engineering & Construction 2%
Holding 29%
Norvial dividend monetization 9%
Real Estate 5%
Energy 7%
Infraestructure 48%

Debt by Currency


Chilean peso, 0.2%
Colombian peso, 0.6%
US Dollars, 50.3%
Soles, 48.9%

Financial Liabilities (US$ Thousands)

	2Q2022	3Q2022	4Q2022	1Q2023	2Q2023
Working Capital + Leasing	27,107	25,759	24,207	35,849	36,515
Project Finance	260,179	250,187	255,158	253,584	256,862
Corporate Debt	-	-	-	6,938	7,970
Total banking debt	**287,286**	**275,946**	**279,365**	**296,371**	**301,347**
Bridge Loan	119,314	120,386	121,407	122,127	122,979
Total financial debt	**406,600**	**396,331**	**400,771**	**418,498**	**424,325**
Accounting record (IFRIC) for the sale of economic rights of Norvial	44,439	44,734	42,605	42,143	42,509
Leasings (IFRS 16)	15,013	15,141	15,434	14,461	16,754
Total	**466,052**	**456,206**	**458,810**	**475,101**	**483,589**

Maturity of Financial Liabilities (US$ Thousands)


179,568
68,180
94,936
140,904
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 2Q2023 amount to US$ 546.6 MM (S/ 1,985.7 MM).

Surety Bonds by Business Unit


Energy 9%
Real Estate 1%
Infraestructure 12%
Engineering & Construction 78%

Surety Bonds by Type


Finished Works - Performance Bond 12%
Others 4%
Advance Payment 30%
Performance Bond 54%

Infrastructure

Revenues

Infrastructure revenues in 2Q2023 increased 4.7% vs. 2Q2022, mainly due to higher revenues from Line 1 and higher maintenance execution at UNNA Transporte, partially offset by lower revenues at Norvial. Norvial's sales decreased due to the reduction of vehicles transiting on the road. As of 2Q2023, 44% of Infrastructure business sales corresponded to Line 1, 28% to UNNA Transporte and 22% to Norvial.

Norvial

Norvial's revenues decreased 3.5% from S/ 106.0 MM in 2Q2022 to S/ 102.3 MM in 2Q2023. The decrease in revenues was mainly due to lower traffic compared to 2Q2022.

Revenues from lightweight vehicles increased 1.2% in 2Q2023 from S/ 27.4 MM in 2Q2022 to S/ 27.8 MM in 2Q2023, with a decrease of 4.2% of vehicles transiting the road. Additionally, revenues from heavy traffic increased 0.2% from S/. 71.4 MM in 2Q2022 to S/. 71.6 MM in 2Q2023, with a decrease of 4.3% of vehicles transiting the road. Traffic was affected by rains in the north of the country and road blockades in line with social protests.

Line 1 of the Lima Metro

Line 1 Revenues increased 3.8% from S/ 197.2 MM in 2Q2022 to S/ 204.7 MM in 2Q2023. Revenues increased due to the higher indexed tariff, partially offset by the reduction in additional kilometers.

The Gross Profit from the Infrastructure area decreased 11.1% from S/ 116.0 MM in 2Q2022 to S/ 103.1 MM in 2Q2023, reporting a gross margin of 22.1% in 2Q2023. The reduction is mainly explained by higher operating costs in Line 1 related to higher maintenance.

Administrative expenses increased 20.4% in 2Q2023 compared to 2Q2022, reaching 3.4% over sales, compared to 3.0% at the end of 2Q2022. The increase was mainly due to UNNA Transporte in line with higher management services expenses.

Other Operating Expenses in 2Q2022 includes a provision for legal proceedings in Norvial.

Net Financial Expenses decreased 32.7% in 2Q2023 compared to 2Q2022 from S/. 14.8 MM to S/. 10.0 MM. The decrease was due to the increase in financial income in Line 1.

The Exchange Rate Difference is explained by Survial's exposure in dollars of an account receivable and the depreciation of the dollar during the period.

Net Income reached S/ 35.5 MM in 2Q2023, reporting a 18.1% decrease compared to 2Q2022. This is explained by the results described above, registering a net margin of 7.6%, lower than the 9.7% margin of 2Q2022.

Adjusted EBITDA was S/ 156.0 MM in 2Q2023, with an EBITDA margin of 33.5%. Of the total EBITDA of the Infrastructure area, 60% corresponds to Line 1 of the Lima Metro and 38% to Norvial.

Income Statement (Thousands of S/)	2Q2022	2Q2023	Var %
Revenues	444,790	465,757	4.7%
GROSS PROFIT	**116,013**	**103,089**	**-11.1%**
Administrative expenses	(13,209)	(15,907)	20.4%
Other income and expenses, net	(3,307)	419	-112.7%
OPERATIONAL INCOME	**99,497**	**87,601**	**-12.0%**
Financial (expense) income, net	(14,834)	(9,989)	-32.7%
Participation in Associates	-	-	0.0%
Exchange rate difference	328	(3,097)	1044.2%
PROFIT BEFORE INCOME TAX	**84,991**	**74,515**	**-12.3%**
Income tax	(25,096)	(24,209)	-3.5%
Non-controlling interest	(16,557)	(14,806)	10.6%
NET INCOME	**43,338**	**35,500**	**-18.1%**
EBITDA	**129,549**	**118,714**	**-8.4%**
Adjusted EBITDA	**163,709**	**156,025**	**-4.7%**

Financial Ratios	2Q2022	2Q2023
Gross Margin	26.1%	22.1%
Operating Margin	22.4%	18.8%
Net Margin	9.7%	7.6%
EBITDA Margin	36.8%	33.5%
Financial Liabilities	867,885	846,559

Norvial (M S/)	2Q 2022	2Q 2023
Revenues	106,018	102,279
Revenues from operation	98,871	99,360
-Lightweight vehicles	27,434	27,751
-Heavyweight vehicles	71,437	71,609
Construction Revenues	7,147	2,919
EBITDA	60,362	59,319
EBITDA from operation	60,343	59,293
EBITDA from construction	19	306
Lightweight traffic (units)	3,596,950	3,446,571
Heavyweight traffic (units)	2,284,910	2,186,529

Line 1 (M S/)	2Q 2022	2Q 2023
Revenues	197,189	204,678
Revenues from operation	197,189	204,678
PKT2	126,059	134,924
PKT3	69,838	74,752
PKTA	6,653	486
Construction Revenues	-	-
EBITDA	99,097	93,887
EBITDA from operation	99,097	93,887
EBITDA from construction	-	-
Total km travelled	2,582,637	2,417,949
Trains (units)	44	44

Infrastructure

Revenues (Million of S/)


2Q2022
106
119
197
20
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
2Q2023
102
131
205
26
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

EBITDA (Million of S/)


2Q2022
60
3
99
1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
2Q2023
59
1
94
1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Net Income (Million of S/)


2Q2022
12
-2
32
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
2Q2023
10
-2
30
-4
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Backlog (Million of US$)
as of 2Q2023


1,000
800
600
400
200
-
205
197
209
222
237
516
542
526
548
561
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023
Backlog
Norvial

Backlog.
The Infrastructure Area reported a Backlog of US$ 561.0 MM in 2Q2023, and a total of US$ 237.0 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 108.5 MM in 2023, US$ 183.7 MM in 2024 and US$ 268.9 MM in 2025. In Norvial, US$ 33.9 MM will be executed in 2023, US$ 77.6 MM in 2024 and US$ 125.5 MM in 2025.

Energy

Energy Business Revenues increased by 6.2% from S/ 292.9 MM in 2Q2022 to S/ 311.0 MM in 2Q2023, mainly due to higher oil production in the Upstream business. As of 2Q2023, 67% of sales correspond to the Upstream Services business, 12% to the Gas Plant, 15% to the Terminals business and 6% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services revenues as of 2Q2023 were 16.1% higher than the figures reported in 2Q2022. The average oil price went from US$ 96.45/bbl in 2Q2022 to US$ 78.52/bbl in 2Q2023, offset by higher production of barrels per day (from 2,656 BPD in 2Q2022 to 3,751 BPD in 2Q2023). Production in 2Q2023 was impacted by the rains in the north of the country. Likewise, production in 2Q2022 was impacted by the suspension of well drilling as a consequence of the pandemic. On June 2022, we started the drilling of Block III.

Revenues associated with the Natural Gas Plant decreased 24.7% in 2Q2023 compared to 2Q2022, mainly due to lower LPG price in 2Q2023 (US$ 53.43/bbl) vs. 2Q2022 (US$ 69.51/bbl).

Revenues related to the Storage and Distribution business decreased 3.2% in 2Q2023 compared to 2Q2022, due to lower dispatch volume.

The Gross Profit of the Energy area decreased from S/ 53.2 MM in 2Q2022 to S/ 43.2 MM in 2Q2023, reporting a gross margin of 13.9% in 2Q2023. The decrease is mainly explained by the increase in maintenance expenses related to the El Niño Phenomenon in the Upstream business and the increase in maintenance activities in the Storage and Distribution business.

Administrative Expenses were higher in 2Q2023 compared to 2Q2022, reaching 2.6% of sales compared to 2.3% at the end of 2Q2022.

Financial Expenses increased by 67.3% related to a loan of US$ 15 MM for the investments in the Upstream business.

The Exchange Difference Income is mainly explained by the dollar position of assets and liabilities.

Net Income reached S/ 18.6 MM in 2Q2023, reporting a 26.4% reduction compared to 2Q2022. This is explained by the results described above, registering a net margin of 6.0%, lower than the 8.6% margin of 2Q2022.

EBITDA was S/ 100.8 MM in 2Q2023, with an EBITDA margin of 32.4%.

Income Statement (Thousands of S/)	2Q2022	2Q2023	Var %
Revenues	292,889	310,992	6.2%
GROSS PROFIT	**53,153**	**43,201**	**-18.7%**
Administrative expenses	(6,867)	(7,945)	15.7%
Other income and expenses, net	1,359	639	-53.0%
OPERATIONAL INCOME	**47,645**	**35,895**	**-24.7%**
Financial (expense) income, net	(6,012)	(10,060)	67.3%
Participation in Associates	1,522	1,585	4.1%
Exchange rate difference	(1,693)	4,262	-351.7%
PROFIT BEFORE INCOME TAX	**41,462**	**31,682**	**-23.6%**
Income tax	(12,758)	(9,724)	-23.8%
Non-controlling interest	(3,407)	(3,337)	2.1%
NET INCOME	**25,297**	**18,621**	**-26.4%**
EBITDA	**82,428**	**100,841**	**22.3%**

Financial Ratios	2Q2022	2Q2023
Gross Margin	18.1%	13.9%
Operating Margin	16.3%	11.5%
Net Margin	8.6%	6.0%
EBITDA Margin	28.1%	32.4%
Financial Liabilities	142,210	131,332

Energy Business (M S/)	2Q 2022	2Q 2023
Revenues	292,889	310,992
EBITDA	82,428	100,841
Upstream Services		
Revenues	178,698	207,525
EBITDA	40,133	58,895
Oil production (Bpd average)	2,656	3,751
Gas production (MCFPD average)	2.92	4.12
Oil price (average US$)	96.45	78.52
Natural Gas Plant		
Revenues	49,923	37,605
EBITDA	16,394	15,745
MMCFPD (average)	29.30	29.73
LPG price (average US$)	69.51	53.43
CNG price (average US$)	78.15	85.12
Terminales (Storage and Distribution)		
Revenues	45,102	43,652
Distribution Revenues	18,221	15,735
Storage Revenues	26,881	27,917
EBITDA	16,866	14,727

Revenues (Million of S/.)
2Q2022 vs 2Q2023


140
165
1Q2022
1Q2023

EBITDA (Million of S/.)
2Q2022 vs 2Q2023


44
56
1Q2022
1Q2023

Net Income (Million of S/.)
2Q2022 vs 2Q2023


14
13
1Q2022
1Q2023

Backlog (Million of US$)
as of 1Q2023


800
700
600
500
400
300
200
100
-
658
648
682
714
721
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023

Backlog
The Backlog of the Energy Area as of 2Q2023 was US$ 720.7 MM.

The total Backlog will be executed as follows: US$ 85.0 MM in 2023, US$ 252.0 MM in 2024 and US$ 383.7 MM in 2025.

Real Estate

Revenues in 2Q2023 were 11.8% higher than those reported in 2Q2022, due to the higher value of social housing units delivered. Additionally, in 2Q2023, Viva recorded the sale of a land in Almonte for S/. 23.9 MM.

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar and Parques de Huancayo.

98.6% of the projects are being executed in Lima, while 1.4% are being executed in the province.

The increase in Gross Profit in 2Q2023 (56.4%) is explained by the higher value of affordable houses delivered in Los Parques de Comas project and higher margin related to the sale of lots in Almonte. The sale of industrial lots has a higher margin than housing units. Gross Margin increased from 26.8% in 2Q2022 to 37.5% in 2Q2023.

Administrative expenses in 2Q2023 increased 39.3% compared to 2Q2022, mainly due to the increase in management services costs and intermediation costs from the sale of lots in Almonte.

The decrease in Net Financial Expenses in 2Q2023 (-72.8%) is explained by higher financial income due to an accounting rate adjustment related to the Ancon project.

Considering the net position of assets and liabilities in dollars, a positive impact is generated in the Exchange Rate Difference in line with the depreciation of the dollar.

Net Income went from S/ 1.6 MM in 2Q2022 to S/ 5.5 MM in 2Q2023.

Adjusted EBITDA was S/ 33.4 MM in 2Q2023, with a margin of 35.4%.

Income Statement (Thousands of S/)	2Q2022	2Q2023	Var %
Revenues	84,415	94,373	11.8%
GROSS PROFIT	**22,642**	**35,417**	**56.4%**
Administrative expenses	(6,481)	(9,027)	39.3%
Other income and expenses, net	1,069	1,588	48.6%
OPERATIONAL INCOME	**17,230**	**27,978**	**62.4%**
Financial (expense) income, net	(3,183)	(867)	-72.8%
Participation in Associates	712	73	-89.7%
Exchange rate difference	(1,280)	2,376	-285.6%
PROFIT BEFORE INCOME TAX	**13,479**	**29,560**	**119.3%**
Income tax	(4,123)	(16,856)	308.8%
Non-controlling interest	(7,802)	(7,203)	7.7%
NET INCOME	**1,554**	**5,501**	**254.0%**
EBITDA	**21,247**	**31,145**	**46.6%**
Adjusted EBITDA	**25,906**	**33,405**	**28.9%**

Financial Ratios	2Q2022	2Q2023
Gross Margin	26.8%	37.5%
Operating Margin	20.4%	29.6%
Net Margin	1.8%	5.8%
EBITDA Margin	30.7%	35.4%
Financial Liabilities	64,166	86,258

Delivered Housing Units	2Q2022	2Q2023
Delivered Housing Units		
Affordable Housing	448	370
Traditional Housing	19	5
Delivered Housing Units (M S/)		
Affordable Housing	61,820	66,383
Traditional Housing	6,181	1,666
Others	16,413	26,324

Revenues (Million of S/)
2Q2022 vs 2Q2023


84
94
2Q2022
2Q2023

EBITDA (Million of S/)
2Q2022 vs 2Q2023


26
33
2Q2022
2Q2023

Net Income (Million of S/)
2Q2022 vs 2Q2023


2
6
2Q2022
2Q2023

Housing units delivered and sold


297
210
225
211
214
296
250
591
77
299
2Q 22
3Q 22
4Q 22
1Q 23
2Q 23
Delivered Housing Units
Sold Housing Units

Backlog (Million of US$)
as of 2Q2023


80
60
40
20
-
53
59
44
62
51
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023

Backlog

The Backlog of the Real Estate Area as of 2Q2023 was US$ 51.0 MM. The projects included in the Backlog are: Parque Comas, Carabayllo, Huancayo, among others.

The total of the Backlog will be executed as follows: US$ 33.7 MM in 2023 and US$ 17.4 MM in 2024.

Engineering and Construction

The Engineering and Construction Area reflected a 14.9% decrease in sales in 2Q2023 vs. 2Q2022, due to lower production volume in projects under execution, mainly in Cumbra Peru due to the Quellaveco project. This was partially offset in Cumbra by the project with LAP for the construction of the new Jorge Chavez airport terminal, in Vial y Vives by the Quebrada Blanca project in Chile, and in Morelco by the Santa Monica project with Ecopetrol in Colombia.

Gross profit decreased by 70.7% in 2Q2023, decreasing the area's gross margin from 4.9% in 2Q2022 to 1.7% in 2Q2023. The lower gross profit recorded in 2Q2023 was mainly due to the lower profit recorded in the Quellaveco project in Peru and in the Quebrada Blanca project in Chile. Also, in the Engineering and Construction area, adjustments were made to the methodology of revenue recognition and associated costs. This adjustment has a negative effect in 2Q2023. On the other hand, during 2Q2022 a lower profit was recorded due to lower productivity in the MAPA project in Chile.

Other Operating Expenses in 2Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/ 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/ 1.5 MM. In 2Q2022, the sale of machinery and equipment is recorded at lower book value.

As a consequence of the results explained above, the operating result was—S/ 39.8 MM as of 2Q2023, with an operating margin of –3.5%.

Financial Expenses decreased 18.1% in 2Q2023, from S/ 27.9 MM in 2Q2022 to S/ 22.9 MM in 2Q2023. This is mainly explained by the amortization of the debt with Santander in relation to the Tecnicas Reunidas project.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the Colombian peso in the period.

The Net Loss was S/ 77.9 MM in 2Q2023, with a Net Margin of –6.8%.

EBITDA was - S/ 29.4 MM in 2Q2023, equivalent to a margin of –2.6%, explained by the operating results described above.

Income Statement (Thousands of S/)	2Q2022	2Q2023	Var %
Revenues	1,337,572	1,138,684	-14.9%
GROSS PROFIT	**66,195**	**19,417**	**-70.7%**
Administrative expenses	(53,426)	(54,262)	1.6%
Other income and expenses, net	(6,307)	(4,956)	-21.4%
OPERATIONAL INCOME	**6,462**	**(39,801)**	**-715.9%**
Financial (expense) income, net	(27,936)	(22,874)	-18.1%
Participation in Associates	1,222	(1)	-100.1%
Exchange rate difference	(6,375)	(4,066)	-36.2%
PROFIT BEFORE INCOME TAX	**(26,627)**	**(66,742)**	**-150.7%**
Income tax	4,754	(11,739)	346.9%
Non-controlling interest	1,487	600	-59.7%
NET INCOME	**(20,386)**	**(77,881)**	**-282.0%**
EBITDA	**22,539**	**(29,381)**	**-230.4%**

Financial Ratios	2Q2022	2Q2023
Gross Margin	4.9%	1.7%
Operating Margin	0.5%	-3.5%
Net Margin	-1.5%	-6.8%
EBITDA Margin	1.7%	-2.6%
Financial Liabilities	42,614	38,051

Revenues (Million of S/.)
2Q2022 vs 2Q2023


86
1,251
99
1,039
2Q2022
2Q2023
Cumbra Ingeniería
Cumbra

EBITDA (Million of S/.)
2Q2022 vs 2Q2023


30
-8
2Q2022
3
2Q2023
-33
Cumbra
Cumbra Ingeniería

Net Income (Million of S/.)
2Q2022 vs 2Q2023


0
2Q2022
-12
-8
2Q2023
-78
Cumbra
Cumbra Ingeniería

Backlog. The Engineering and Construction Area reported a backlog of US$ 809.4 MM as of 2Q2023, which will be executed as follows: US$ 386.0 MM in 2023, US$ 362.1 MM in 2024, and US$ 61.4 MM in 2025.

Backlog (Million of US$)
as of 2Q2023


1,250
1,000
750
500
250
-
740
703
958
925
809
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023

Backlog by Type of Contract


Lump SUM
1%
EPC
32%
Unit Prices
66%

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Income Statement (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Revenues	102,279	17,925	130,721	7,675	204,678	2,479	310,992	1,039,497	99,187	94,373	1,887,059
GROSS PROFIT	**33,507**	**1,267**	**3,258**	**1,581**	**61,993**	**1,483**	**43,201**	**11,376**	**8,041**	**35,417**	**215,208**
Administrative expenses	(2,357)	(1,236)	(5,112)	(1,083)	(5,648)	(471)	(7,945)	(47,591)	(6,671)	(9,027)	(102,923)
Other income and expenses, net	530	(161)	21	19	51	(41)	639	(5,095)	139	1,588	1,001
OPERATIONAL INCOME	**31,680**	**(130)**	**(1,833)**	**517**	**56,396**	**971**	**35,895**	**(41,310)**	**1,509**	**27,978**	**113,286**
Financial (expense) income, net	(9,713)	377	(97)	(132)	(537)	113	(10,060)	(22,025)	(849)	(867)	(52,489)
Participation in Associates	-	-	-	-	-	-	1,585	(1)	-	73	1,656
Exchange rate difference	(403)	(3,809)	164	(249)	1,202	(2)	4,262	(4,701)	635	2,376	12,379
PROFIT BEFORE INCOME TAX	**21,564**	**(3,562)**	**(1,766)**	**136**	**57,061**	**1,082**	**31,682**	**(68,037)**	**1,295**	**29,560**	**74,832**
Income tax	(5,979)	15	(117)	(154)	(17,651)	(323)	(9,724)	(10,471)	(1,268)	(16,856)	(72,413)
Non-controlling interest	(5,143)	-	190	-	(9,853)	-	(3,337)	611	(11)	(7,203)	(24,981)
NET INCOME	**10,442**	**(3,547)**	**(1,693)**	**(18)**	**29,557**	**759**	**18,621**	**(77,897)**	**16**	**5,501**	**(22,562)**
EBITDA	**59,315**	**(72)**	**1,330**	**574**	**56,576**	**991**	**100,841**	**(32,591)**	**3,210**	**31,145**	**225,377**
ADJUSTED EBITDA					**93,887**					**33,405**	**264,948**

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Balance Sheet (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Cash and Cash Equivalents	78,630	19,718	45,176	1,924	119,755	2,280	41,559	168,482	9,647	217,029	891,225
Other Current Assets	12,605	26,551	62,735	6,348	187,271	2,181	149,934	1,149,348	123,076	269,314	1,913,596
Current Assets	**91,235**	**46,269**	107,911	**8,272**	**307,026**	**4,461**	**191,493**	**1,317,830**	**132,723**	**486,343**	**2,804,821**
Non Current Assets	**301,350**	**22,401**	**16,259**	**263**	**731,270**	**24,121**	**691,177**	**823,895**	**9,140**	**181,724**	**3,201,518**
Total Assets	**392,585**	**68,670**	**124,170**	**8,535**	**1,038,296**	**28,582**	**882,670**	**2,141,725**	**141,863**	**668,067**	**6,006,339**
Borrowings	45,158	108	15,423	108	31,105	6	34,536	20,106	1,890	14,445	652,371
Other Current Liabilities	14,389	50,871	77,527	3,642	77,971	1,662	184,098	1,714,174	107,075	202,115	2,115,860
Current Liabilities	**59,547**	**50,979**	92,950	**3,750**	**109,076**	**1,668**	**218,634**	**1,734,280**	**108,965**	**216,560**	**2,768,231**
Borrowings	154,408	59	1,729	59	598,261	135	96,796	2,544	1,144	71,813	1,104,507
Other Non Current Liabilities	7,966	-	5,668	556	103,271	26,019	110,880	136,344	154	0	836,548
Non Current Liabilities	**162,374**	**59**	**7,397**	**615**	**701,532**	**26,154**	**207,676**	**138,888**	**1,298**	**71,813**	**1,941,055**
Total Liabilities	**221,921**	**51,038**	**100,347**	**4,365**	**810,608**	**27,822**	**426,310**	**1,873,168**	**110,263**	**288,373**	**4,709,286**
Equity attributable to controlling interest in the Company	114,345	17,631	23,823	4,168	170,766	759	423,640	266,819	28,259	284,002	1,048,159
Non-controlling Interest	56,319	1	0	2	56,923	-	32,720	1,738	3,341	95,692	248,894
Total Equity	**170,664**	**17,632**	**23,823**	**4,170**	**227,688**	**759**	**456,360**	**268,557**	**31,600**	**379,694**	**1,297,053**
Total Liabilities and Equity	**392,585**	**68,670**	**124,170**	**8,535**	**1,038,296**	**28,581**	**882,670**	**2,141,725**	**141,863**	**668,067**	**6,006,339**

Appendix: Backlog Report to 2Q2023

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests			Backlog Total	Annual Backlog		
			TOTAL	1Q - 2023	2Q -2023		2022	2023	2024+
SURVIAL	36,665	4,934	2,304	1,507	797	34,035	10,600	9,180	14,255
CANCHAQUE	5,534	2,131	936	561	376	4,339	1,360	2,751	228
LA CHIRA	3,187	682	702	342	360	3,207	666	1,013	1,528
LINE 1 - LIMA METRO	301,381	56,339	100,813	49,577	51,236	345,855	57,285	115,428	173,142
UNNA TRANSPORTE	179,179	32,530	26,951	17,337	9,615	173,600	38,551	55,292	79,757
INFRASTRUCTURE	**525,946**	**96,617**	**131,708**	**69,324**	**62,384**	**561,036**	**108,463**	**183,664**	**268,910**
CUMBRA	569,130	138,428	58,612	21,643	36,969	489,314	200,375	229,119	59,821
VyV-DSD	99,688	93,509	44,761	45,258	-497	50,940	45,834	5,106	0
MORELCO	274,904	56,555	27,346	8,235	19,111	245,695	122,682	122,655	358
CUMBRA INGENIERÍA	14,546	23,965	32,900	23,425	9,475	23,481	17,095	5,184	1,201
ENGINEERING & CONSTRUCTION	**958,268**	**312,458**	**163,619**	**98,561**	**65,058**	**809,429**	**385,985**	**362,064**	**61,380**
VIVA	43,954	25,654	32,723	22,358	10,365	51,023	33,669	17,354	0
REAL ESTATE	**43,954**	**25,654**	**32,723**	**22,358**	**10,365**	**51,023**	**33,669**	**17,354**	**0**
Eliminations	-133,499	0	2,163	-294	2,457	-131,336	-24,095	-44,364	-62,877
TOTAL	**1,394,669**	**434,729**	**330,212**	**189,949**	**140,263**	**1,290,152**	**504,022**	**518,718**	**267,413**

Appendix: Recurrent Businesses Report to 2Q2023

Figures in Thousands of US$

Company	Initial	Executed Backlog	New Requests			Total	Annual		
			TOTAL	1Q - 2023	2Q -2023		2022	2023	2024+
UNNA ENERGIA	682,273	13,197	51,605	45,525	6,080	720,681	85,047	251,958	383,677
NORVIAL	208,620	28,169	56,547	22,788	33,758	236,997	33,856	77,608	125,533
Eliminations	-32,168	0	1,671	1,238	433	-30,497	-2,902	-10,715	-16,880
TOTAL	**858,725**	**41,366**	**109,823**	**69,551**	**40,272**	**927,181**	**116,000**	**318,851**	**492,330**

Appendix: Corporate Structure


AENZA
unna Infraestructura
unna Energía
VIVA
CUMBRA
línea 1 Metro de Lima 75.00%
norvial 67.00% 1
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
Energy 95.00%
VIVA 99.54% 2
Almonte 50.45%
CUMBRA 99.39%
CUMBRA Ingeniería 89.41% 3
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 94.49%
MORELCO UNA EMPRESA DE CUMBRA 100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.

(2) 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.

(3) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Notes to the Consolidated Results Report

i) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

ii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

iii) Methodology for revenue recognition and associated cost in the subsidiaries of the Engineering & Construction business unit

Adjustments Related to Previously Issued Consolidated Financial Statements

As of December 31, 2022, the Company made adjustments to the recognition methodology for revenue and costs arising from contracts with customers in the Engineering and Construction segment. The Company's management has evaluated and concluded that these adjustments have an immaterial impact on the results that were made and recorded in such financial information in compliance with International Financial Reporting Standards (IFRS), and did not produce significant differences with respect to the results reflected in the consolidated financial statements. For consistency purposes, the Company made such immaterial adjustments to its previously issued financial statements.

Contact:

Investor Relations
relacion.inversionistas@aenza.com.pe

www.aenza.com.pe